Item 77C

DREYFUS MUNICIPAL INCOME, INC.

ANNUAL MEETING OF STOCKHOLDERS

June 4, 2010

            On June 4, 2010, holders of Common Stock and holders of Auction Preferred Stock (“APS”) voted as indicated below with regard to the following proposal:

To elect two Class II Directors+ to serve for a three-year term and to elect one class Class III Director+ to serve for a one-year term for the Fund, in each case until their successor is duly elected and qualified.

                                                            FOR                            AUTHORITY WITHHELD

To elect two Class II Directors

            Whitney Gerard++                   2,223                           7

            Nathan Leventhal                   17,348,390                  670,415

To elect one Class III Director

            Benaree Pratt Wiley                17,373,370                  639,435

+ The terms of these Directors expire in 2013.

++Elected solely by APS holders, Common Stockholders not entitled to vote.